

Dan T. Dempsey

CEO & Founder at Venomyx Therapeutics

Greater San Diego Area

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Venomyx Therapeutics

University of California San Diego

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500+ connections

Experience



CEO & Founder

Venomyx Therapeutics

May 2015 – Present · 3 yrs 6 mos
Greater San Diego Area

We are an early stage therapeutics company creating next generation antitioxins.

Our first focus is the development of the world's first broad-spectrum recombinant antivenom for treatment of snakebite. Our mission is to make antivenom treatment safe, effective, and available to the 5.5 million victims of snakebite per year.

We are also planning to use our therapeutic libraries to develop novel bacterial antitoxins which circumvent antibiotic resistance.... See more

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Business Development Manager

Cosmo Bio USA

Jul 2014 – Apr 2015 · 10 mos
Carlsbad



Research Associate - Immunology

Tanabe Research Laboratories U.S.A, Inc.

Mar 2012 – Jun 2014 · 2 yrs 4 mos
La Jolla



Associate Scientist - Pharmacology

Celgene

Jul 2011 – Feb 2012 · 8 mos
Greater San Diego Area



University of California, San Diego

4 yrs 5 mos

 **Graduate Biomedical Researcher**
Jun 2009 – Jun 2011 · 2 yrs 1 mo
Department of Mucosal Immunology, School of Medicine

 **Apprentice Teaching**
Jan 2010 – Apr 2011 · 1 yr 4 mos

Department of Biological Sciences

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Education

 **University of California San Diego**
MS, Biomedical Sciences
2009 – 2011

 **University of California, San Diego**
BS, Human Biology
2005 – 2009
Activities and Societies: Biological Sciences Student Association (BSSA) Leadership
Certificate from the UCSD Center for Student Involvement Public Speaking
Certificate from the UCSD Express to Success Program

Skills & Endorsements

Assay Development · 30
Juan González-Castillo and 29 connections have given endorsements for this skill

Western Blotting · 27
 Endorsed by **2 of Dan's colleagues at Tanabe Research Laboratories U.S.A, Inc.**

Immunology · 27
 Endorsed by **Jukka Hartikka, PhD, who is highly skilled at this**
 Endorsed by **2 of Dan's colleagues at Tanabe Research Laboratories U.S.A, Inc.**

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